Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles	$557.9	$774.0	$298.5	$(374.9)	$(629.5)
Minority interest in income and preferred returns of consolidated subsidiaries	40.0	25.7	21.4	19.4	41.8
Less: Equity earnings	(98.9)	(65.6)	(49.9)	(20.3)	(82.7)

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles, minority interest in income and preferred returns of consolidated subsidiaries and equity earnings	499.0	734.1	270.0	(375.8)	(670.4)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	694.2	680.1	821.8	1,274.0	1,172.2
Rental expense representative of interest factor	15.5	19.2	18.3	25.3	22.0
Preferred distributions	—	—	—	47.8	58.1

Total fixed charges	709.7	699.3	840.1	1,347.1	1,252.3
Distributed income of equity-method investees	113.0	107.7	60.5	21.5	81.3
Less:
Capitalized interest	(17.2)	(7.2)	(6.7)	(45.5)	(27.3)
Preferred distributions	—	—	—	(47.8)	(58.1)

Total earnings as adjusted	$1,304.5	$1,533.9	$1,163.9	$899.5	$577.8

Fixed charges	$709.7	$699.3	$840.1	$1,347.1	$1,252.3

Ratio of earnings to fixed charges	1.84	2.19	1.39	(a )	(a )

(a)	Earnings were inadequate to cover fixed charges by $447.6 million for the year ended December 31, 2003, and $674.5 million for the year ended December 31, 2002.

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Three months ended
March 31, 2007
Earnings:
Income from continuing operations before income taxes	$274.3
Minority interest in income of consolidated subsidiaries	14.0
Less: Equity earnings	(21.4)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	266.9

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	178.0
Rental expense representative of interest factor	4.4

Total fixed charges	182.4

Distributed income of equity-method investees	19.3

Less:
Capitalized interest	(4.9)

Total earnings as adjusted	$463.7

Fixed charges	$182.4

Ratio of earnings to fixed charges	2.54